Exhibit l(viii)


April 28, 2000



Franklin Templeton Variable Insurance Products Trust
777 Mariners Island Blvd.
San Mateo, CA 94404


Gentlemen:

         We propose to acquire the initial share of beneficial interest (the "Share") of the Franklin S&P 500 Index Fund (the "Fund"), a series of Franklin Templeton Variable Insurance Products Trust (the "Trust"), at the purchase price of the net asset value per share. We will purchase the Share in a private offering prior to the effectiveness of the Form N-1A registration statement filed by the Trust on behalf of the Fund under the Securities Act of 1933. The Share is being purchased as the initial advance in connection with the operations of the Fund.

         We consent to the filing of this Investment Letter as an exhibit to the Form N-1A registration statement of the Trust.

Sincerely,

TEMPLETON FUNDS ANNUITY COMPANY


By:      /S/ KAREN L. SKIDMORE
         ---------------------------
         Karen L. Skidmore
         Vice President & Secretary